ALSTON&BIRD LLP
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R. David Patton                    Direct Dial: 404-881-7951        E-mail: dave.patton@alston.com

October 1, 2012

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Mohawk Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 29, 2012
Definitive Proxy Statement filed on Schedule 14A Filed April 3, 2012
File No. 001-13697

Dear Ms. Thompson:

In connection with the review by the Securities and Exchange Commission of the above referenced filing of Mohawk Industries, Inc. (the “Company”), set forth below are the Company's responses to the Staff's comments contained in the letter dated September 17, 2012 to Jeffrey S. Lorberbaum, Chief Executive Officer of the Company.

Form 10-K for Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements, Page 43
Note (14) Commitments and Contingencies, page 65

1.
We note the disclosure with respect to your legal contingencies that “the ultimate outcome of these actions…could have a material adverse effect on [your] results of operations in a given quarter or year.” Please tell us your consideration for disclosing the reasonably possible range of loss for a matter that could be material. Additionally, please disclose whether you believe the outcome in these cases will have a material impact on your cash flows and liquidity. Please refer to ASC 450-20-50-1 through 50-6. Please note that this comment also applies to your environmental matters.

Response:

In considering whether a possible range of losses for a legal or environmental contingency should be disclosed, the Company evaluates the likelihood that a loss related to these matters has been incurred. In assessing the matter, the Company considers the specific facts of the legal or environmental matter, focusing on the “probability” of a loss and whether the facts are sufficient at that time to establish a “reasonable estimate” of a loss. In order to evaluate whether there is a reasonable estimate for an accrual or disclosure, the Company evaluates numerous factors including, but not limited to, the current procedural and substantive status of the legal or environmental matter, any demands that have been made by the complainant/counter-party, any offers of settlement made by the Company, and other similar matters that could be considered precedent for that particular matter.

In future periodic filings, the Company will disclose that the ultimate outcome of the disclosed matters could have a material adverse effect on its results of operations, cash flows or liquidity in a given quarter or year.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Jennifer Thompson
October 1, 2012

Note (17) Quarterly Financial Data (Unaudited), page 70

1.
We note your disclosure that during the fourth quarter of 2011 you corrected an error in your consolidated financial statements related to accounting for operating leases by recording an additional charge of $6,035,000 to selling, general and administrative expenses for that quarter. You state that you believe the correction of this error to be both quantitatively and qualitatively immaterial to your quarterly results for 2011, or to any of your previously issued consolidated financial statements. Please tell us why you believe the correction of this lease accounting error was immaterial in relation to your quarterly and annual consolidated financial statements for 2011 and prior periods. Please also tell us what consideration you gave to providing additional disclosure as to why you believe this correction was immaterial.

Response:

When the Company corrected the error in its accounting for leases during the fourth quarter of 2011, it evaluated the effects of this error in accordance with the guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections and its relevant paragraphs. The response below summarizes the Company's ASC 250 analysis supporting its conclusion that the error was not material to its fourth quarter and full-year ended December 31, 2011 consolidated financial statements.

During the year ended December 31, 2011, the Company implemented new lease tracking software in order to improve the Company's control over the completeness, consistency and accuracy of its lease data. The Company completed the implementation and testing of the new lease tracking software during the fourth quarter of 2011 and determined the amount of the error related to the accounting for operating leases. The correction of the error resulted in an additional charge of $6,035,000 to selling, general and administrative expense in the Company's 2011 fourth quarter consolidated statement of operations. The error had no effect on cash, liquidity or lease payments. The Company evaluated the materiality of the error both quantitatively and qualitatively in accordance with ASC 250-10-S99-1, Assessing Materiality, and ASC 250-10-S99-2, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. Based on this evaluation, described in more detail below, the Company concluded that the error was immaterial to the fourth quarter and full-year ended December 31, 2011 consolidated financial statements included in its 2011 Form 10-K.

The Company analyzed the quantitative impact of the recorded correction on the fourth quarter and full-year ended December 31, 2011 consolidated financial statements pursuant to the guidance in ASC 250-10-S99-2. Following the recording of the correction, the Company's consolidated balance sheet was correctly stated as of December 31, 2011. The effect on net earnings of the correction using the rollover method is 8.4% and 1.9% for the fourth quarter and full-year ended December 31, 2011, respectively. The effect on selling, general and administrative expenses using the rollover method is 2.2% and 0.5% for the fourth quarter and full-year ended December 31, 2011, respectively. The details of the calculation are below:

Ms. Jennifer Thompson
October 1, 2012

Net earnings attributable to Mohawk Industries, Inc:	Quarter Ended December 31, 2011	Year Ended December 31, 2011
	(in thousands)

Impact under rollover method*	$5,862	5,342
Applicable tax rate	38.5%	38.5%
Impact under rollover method, net of tax	3,605	3,285

Net earnings attributable to Mohawk Industries, Inc.	42,931	173,922

Impact under rollover method on net earnings attributable to Mohawk Industries, Inc.	8.4%	1.9%

Selling, general and administrative expenses:	Quarter Ended December 31, 2011	Year Ended December 31, 2011
	(in thousands)

Impact under rollover method*	$5,862	5,342

Selling, general and administrative expenses	269,123	1,101,337

Impact under rollover method on selling, general and administrative expenses	2.2%	0.5%
* The impact under the rollover method of the $6,035 error correction excludes $173 and $693 attributable to the quarter and year ended December 31, 2011, respectively, which are recorded in the correct period.
The Company believes that the effect of the error on the consolidated balance sheet presented for the prior year would be immaterial as a percent of total liabilities. In addition, the Company believes that any effect on the consolidated statements of operations for the prior years presented would be immaterial under the rollover method.

The Company also considered qualitative factors in assessing the materiality of the error correction, including those set forth in ASC 250-10-S99-1 and those discussed above.

Based on the quantitative and qualitative analysis above, management concluded that the error was immaterial to the quarterly and annual consolidated financial statements for the year ended December 31, 2011. The Company believes that its disclosure enabled investors to fully and fairly review and assess any potential effect of the error on the Company's financial statements and performance.

Ms. Jennifer Thompson
October 1, 2012

Definitive Proxy Statement filed on Schedule 14A
Annual Cash Incentive Awards, page 17

1.
We note that you have provided charts and a detailed discussion of the Incentive Plan Financial Goals that account for 25% of Messrs. Turk and Thiers incentive awards. However, you do not provide details of their EPS and EBITDA business unit goals which account for the remaining 75% of their incentive award. Please revise to discuss these goals as well.

Response:

The disclosure in response to this comment would have been as follows and the Company will include similar disclosure in future filings:

For 2011, the Compensation Committee established the following Incentive Plan Financial Goals to determine actual bonus amounts under the Annual Cash Incentive Plan. Calculations between the various performance levels are linear (which means they were determined using straight-line interpolation). The Company goals were weighted at 85% for earnings per share ("EPS") and 15% for earnings after capital charge ("EAC"). For the Presidents of the Dal-Tile and Unilin business units (Messrs.Turk and Thiers), the Incentive Plan Financial Goals consist of the Company EPS and Company EAC Goals (collectively weighted at 25%, allocated 85% to EPS and 15% to EAC) and business unit EPS, EAC and earnings before interest, taxes, depreciation and amortization ("EBITDA") related goals (collectively weighted at 75%). The applicable EPS, EAC and EBITDA business unit goals were allocated 85% to EPS and 15% to EAC for Dal-Tile, and 33.3% to Unilin Segment EBITDA and 66.7% to Unilin Europe EBITDA for Unilin.

2011 Incentive Plan Financial Goals

	Company EPS	Company EAC	Dal-Tile EPS	Dal-Tile EAC	Unilin Segment EBITDA	Unilin Europe EBITDA
	(in thousands, except per share data)

Threshold	$2.10	$14,249	$0.52	$24,401	$222,800	$186,100
Level 1	$2.40	$35,050	$0.60	$29,439	$241,100	$208,700
Target	$3.04	$79,265	$0.74	$39,157	$280,300	$237,000
Maximum	$3.60	$117,696	$0.88	$48,829	$315,700	$262,700

2011 Performance	$2.92	$45,706	$0.76	$37,778	$276,900	$227,000

Ms. Jennifer Thompson
October 1, 2012

Thank you for your consideration of the Company's responses to the Staff's comments and we appreciate your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned (404-881-7951) or James T. Lucke, General Counsel of Mohawk (706) 624-2660.

Very truly yours,

/s/ R. David Patton

R. David Patton

cc:	Sondra Snyder, Staff Accountant Jason Niethamer, Assistant Chief Accountant Scott Anderegg, Staff Attorney Lilyanna Peyser, Staff Attorney Jeffrey S. Lorberbaum Frank H. Boykin James T. Lucke James F. Brunk